
November 30, 2009

By U.S. mail and facsimile to (212) 859-7354

Ms. Beihong Linda Zhang, Executive Vice President and Chief Financial Officer
Fushi Copperweld, Inc.
1 Shuang Qiang Road
Jinzhou, Dalian
People's Republic of China 116100

> **RE:** **Fushi Copperweld, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended June 30, 2009**
> **File No. 1-33669**

Dear Ms. Zhang:

We have reviewed your response letter dated October 13, 2009 and the information provided to us from the October 26, 2009, November 5, 2009, and November 13, 2009 conference calls and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Based on the information given to us to date, it appears that your December 31, 2008 Form 10-K should be amended for the items noted below.

Form 10-K for the year ended December 31, 2008

1. Based on the supplemental information provided to us on October 30, 2009 and the substantial disparity in the PRC and US/UK profitability referenced on pages F-20 and F-21 of the December 31, 2008 Form 10-K and in the 2008 and 2009 ASC 280-10 disclosures contained in your recent Form 10-Qs, it appears that ASC 280-10 data was also required in your December 31, 2008 Form 10-K. Please either provide the ASC 280-10 disclosures in an amended Form 10-K or clearly explain the basis for excluding this disclosure.

2. In your amended Form 10-K, please ensure that MD&A includes a discussion of financial condition and operating performance by segment. Refer to Release No. 33-8350.

3. Please ensure that the amended Form 10-K is responsive to all prior comments, including the parent-only financial statements (Schedule I) that is the subject of

comment 9 below. Please ensure that the amended Form 10-K also contains a dual dated audit report and updated certifications.

Form 10-Q for the period ended June 30, 2009

Note 2 – Summary of Significant Accounting Policies, page 7

4. We have read your response to comment 1 in our letter dated October 1, 2009, as well as the supplemental information provided to us on October 30, 2009, November 10, 2009 and November 17, 2009.   Please clearly explain to us how the Dalian Fushi stockholders expect to recoup their substantial equity investment, given that the Entrusted Management Agreement appears to convey complete control over Dalian Fushi's assets and cash flows to Fushi International. Please tell us how you concluded that the contract is legally enforceable and why the parties structured an agreement in this manner instead of using a standard rental agreement whereby Fushi International would pay rent for the use of Dalian Fushi's building, which would provide Dalian Fushi's stockholders with a mechanism to repay the mortgage debt and generate an investment return. In this regard, it appears that Fushi International constructed the building for Dalian Fushi primarily using the funds invested by the Dalian Fushi stockholders. Also, we note the Entrusted Management Agreement includes language pertaining to an expected acquisition of Dalian Fushi by Fushi International. Please tell us why such acquisition has not yet been consummated and when it is expected to happen.

5. Given the structure of the agreements noted above between the stockholders of Dalian Fushi and Fushi International, please explain to us why the stockholders signing over their rights, control and future cash flows does not amount to an abandonment of their investment. In this regard, please tell us whether Dalian Fushi's long-term assets should have been written down, or impaired, on the date these contracts/agreements were signed, under ASC Topics 360 and 205.

6. Please also address the following comments as they pertain to the above comments and consolidation under FIN 46R:
    - Please clarify how you determined that you have a variable interest in Dalian Fushi as defined in paragraph 2.c of FIN 46R.
    - We note that Mr. Li Fu owns 87.7% of Dalian Fushi and 40% of the Company, as disclosed on page 27 of the December 31, 2008 Form 10-K. Please tell us why this arrangement was not disclosed in the Form 10-K pursuant to Item 404 of Regulation S-K and Item 13 of the Form Instructions.
    - FIN 46R requires an analysis in order to determine who the primary beneficiary of a variable interest entity is. This calculation should demonstrate that the primary beneficiary will absorb a majority of each

entity's expected losses, receive a majority of each entity's expected residual returns, or both, as illustrated in Appendix A. You have told us on October 30, 2009, that this computation is not applicable to Dalian Fushi. If you are unable to perform this calculation, it does not appear that you are able to use FIN 46R as a basis for consolidation. Therefore as previously requested, please provide us the calculation that supports your conclusion that you are the primary beneficiary pursuant to ASC 810-10-25-38. The assessment should also include your assumption(s) of who receives the proceeds when the building is sold or otherwise disposed.

7. Given the legal ownership of Dalian Fushi is not held by the Company or one of its subsidiaries, it appears the non-controlling interest of Dalian Fushi should be classified separately in the 2009 balance sheets pursuant to ASC 810-10-65 and ASC 810-10-45-16. We note that Dalian Fushi's equity represented approximately 17%, 16% and 15% of consolidated equity at March 31, 2009, June 30, 2009, and September 30, 2009, respectively. Please advise.

8. We note that Dalian Fushi's equity represented approximately 17% of consolidated equity at December 31, 2008. Since such amount would be required to be presented as minority interest outside of equity at that date, please amend the December 31, 2008 Form 10-K to correct this item accordingly.

Liquidity and Capital Resources, page 70

9. We have read your response to comment 4 in our letter dated October 1, 2009. You have told us that the net intercompany payable classified in operating activities on the Schedule I statement of cash flows in the amount of $5.3 million is not an intercompany loan that is required to be repaid. Please explain to us how this item may appropriately be classified as a payable if there is no repayment obligation. If it is not a payable, then it appears the Schedule I balance sheet overstates liabilities and investments in subsidiaries. Please clarify whether this item is a dividend. We note, however, in your September 11, 2009 letter that the PRC subsidiary has never paid dividends. If this item is a dividend, then it appears the parent would have to record a tax expense for the repatriated earnings. Please advise.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief